Columbus Project - Flow Diagram

October 2008

Fresh H2O Makeup From Well
1
VMI615 Dredge
2
Rake Tank Thickener
3
Derrick Vibrating Screen Deck
-20 Mesh Ore
4
Krebs Hydro-Cyclones
Module 1 – Level 2
Coarse Tailings Pile to Pit Backfill
5
6
Reichert Spiral 2
Reichert Spiral 1
7
8
Clarified Makeup H2O
14
Settling Pond
Fresh Water Makeup Pond
9
Deister Shaker Table
Module 2 – Level 4
10
Middlings Sump
11
Falcon Concentrator
Contains Au, Ag and CaCO3
Water and Clays
Water
Module
Legend
Leach Tank
12
13
Leach Tank
Level 5

Columbus Project Process Flow Description

Overview

The concept of the Columbus Project is to use water and gravity to separate precious metals from the host clays within the basin. We have designed a low-cost dredge operation that will mine material, transport it as a slurry and then use both natural and mechanical gravity separation to extract the precious metals from the clays.

In their natural state, clays contain approximately 35% water. Our process will increase that ratio up to approximately 80% to 90% water which allows us to handle material as a slurry and allows precious metals to be concentrated.

Component 1 – Dredge

We have acquired a VMI 615 dredge unit that will be used to mine our materials. The dredge is essentially a barge with a cutter head on the front and a mounted suction pump which will pump the material as a slurry up to the rake tank, Component 2.

Component 2 – Rake Tank Classifier

Once in a slurry the material will be pumped to the Rake Tank Classifier, which is essentially a staging area for the material before it is processed through the module components. While in the Rake Tank Classifier the materials will start to settle and we will capture an overflow of water which will run back to our tailings ponds, Component 14, for recycling. Our initial design pumps material to the Vibrating Screen Deck, Component 3, from a valve on the bottom of the tank. We may, however, also take materials from different levels of the tank if it can result in an economically significant recovery of any of the material’s contents.

Component 3 – Vibrating Screen Deck

This is a vibrating screen mesh that will separate any material that is over +20 mesh in size. Any material over that size is transported by conveyor to a coarse tailings pile. The remainder of the material will then be pumped into a Krebs Hydro-cyclone, Component 4.

Component 4 – Krebs Hydro-Cyclone

A Hyrdo-cyclone is a cone shaped unit that has material fed into it on a horizontal plane. By its design, the heavy materials fall out of the bottom of the unit, to a storage tank (component 5) and the lighter materials are ejected from the top of the unit to a storage tank (component 6). The separation threshold is controlled by the force at which the material is fed into the unit.

Component 5 – Storage Tank (Heavy)

Component 5 is a storage tank that contains the heaviest of the material separated from the Hydro-cyclone. The contents of Component 5 will be pumped to a natural gravity spiral concentrator, Component 7.

Component 6 – Storage Tank (Light)

Component 6 is a storage tank that contains the lightest of the material separated from the Hydro-cyclone. The contents of Component 6 will be pumped to a natural gravity spiral concentrator, Component 8.

Component 7 – Spiral #2

Component 7 is a set of gravity spirals. This spiral is designed to be steep so as to separate heavier materials. Two splits will be taken from this spiral. The heaviest split will run to a Shaker Table, Component 9. The lighter split will run into a Midlings Sump, Component 10.

Component 8 – Spiral #1

Component 8 is a set of gravity spirals. This spiral is designed to separate lighter materials, so it is wider than and not as steep as Component 7. Three splits will be taken from this spiral. The heaviest split will run to a Shaker Table, Component 9. The middle split will run into a Midlings Sump, Component 10. The lightest split, will run to the tailings return line, which will run to the Settling Pond, Component 14.

Component 9 – Shaker Table

Component 9 is a traditional shaker table. This table can be adjusted to take two splits of the material run through it. The heaviest material from the table will run into a Leach Tank, Component 12. This will be our first concentrate. The lighter material will run to the tailings return line, which will run to the Settling Pond, Component 14.

Component 10 – Midlings Sump

Component 10 is a holding tank. All of the material will be pumped from this tank to the Falcon Concentrator, Component 11.

Component 11 – Falcon Concentrator

Component 11 is a mechanical gravity unit. The Falcon Concentrator can be adjusted to create an environment with 50x to 200x the force of gravity. This allows gravity separation for very small size particles which natural gravity does not effect. Two splits will be taken from the Falcon Concentrator. The heaviest split will run into a Leach Tank, Component 13. The lighter material will run to the tailings return line, which will run to the Settling Pond, Component 14.

Components 12 and 13 – Leach Tanks

Components 12 and 13 are holding tanks that will accumulate the concentrates generated by our processing circuit. Component 12 will host the largest size precious metal particles, while Component 13 will host smaller but a greater number of precious metal particles. Components 12 and 13 will be cumulatively called, the Concentrates. We are expecting to have a concentrate ratio of between 40 to 1 and 1000 to 1. This means that our concentrates will be between 2.5% and 0.1% of the total material that we process.

Component 14 – Settling Pond and Fresh Water Makeup Pond

Component 14 is our two tailings ponds. The ponds are designed to be long and narrow so as to maximize the time with which the materials have time to settle. The first pond is our Settling Pond in which we will collect most of our clays. Water may be used as make-up water in both the dredge pond and the rake tank classifier.